Term sheet To prospectus dated November 7, 2014, prospectus supplement dated November 7, 2014 and product supplement no. 4a-I dated November 7, 2014	Term Sheet to Product Supplement No. 4a-I Registration Statement No. 333-199966 Dated March 23, 2015; Rule 433

Structured Investments	$ Capped Knock-In Return Enhanced Notes Linked to the JPX-Nikkei Index 400 due July 7, 2016
General
•
The notes are designed for investors who seek a return of either 2 or 3 times the appreciation of the closing level of the Index, up to the applicable Maximum Return on the notes, depending on whether the closing level of the Index has declined by 5% or more from the Initial Index Level during the approximately three-month Monitoring Period (i.e., a Knock-in Event has occurred):

o	if the Ending Index Level is greater than the Initial Index Level, and a Knock-In Event has not occurred, the Upside Leverage Factor will be 2 and the Maximum Return will be 15.40%; and
o	if the Ending Index Level is greater than the Initial Index Level, and a Knock-In Event has occurred, the Upside Leverage Factor will be 3 and the Maximum Return will be 23.10%.
•
Investors will be fully exposed to any decline in the level of the Index over the term of the notes.   Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose some or all of their principal amount.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
Key Terms
Index:	The JPX-Nikkei Index 400 (Bloomberg Ticker: JPNK400). For additional information about the Index, see the information set forth in Appendix A to this term sheet.
Upside Leverage Factor:	The upside leverage factor will equal: • if a Knock-In Event has not occurred, 2; or • if a Knock-In Event has occurred, 3.
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the applicable Upside Leverage Factor, subject to the applicable Maximum Return.  Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return × Upside Leverage Factor), subject to the applicable Maximum Return

If the Ending Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity.
Your investment will be fully exposed to any decline in the level of the Index.  You will not benefit from the occurrence of a Knock-In Event unless the Ending Index Level is greater than the Initial Index Level.  If the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)
You will lose some or all of your principal amount at maturity if the Ending Index Level is less than the Initial Index Level.
Maximum Return
The Maximum Return will equal:
•      if a Knock-In Event has not occurred, 15.40%.  For example, if the Index Return is equal to or greater than 7.70% and a Knock-In Event has not occurred, you will receive the Maximum Return of 15.40%, which entitles you to a maximum payment at maturity of $1,154.00 per $1,000 principal amount note; or
•      if a Knock-In Event has occurred, 23.10%.  For example, if the Index Return is equal to or greater than 7.70% and a Knock-In Event has occurred, you will receive the Maximum Return of 23.10%, which entitles you to a maximum payment at maturity of $1,231.00 per $1,000 principal amount note.

Knock-In Event:	A Knock-In Event occurs if the closing level of the Index is equal to or less than 95% of the Initial Index Level on any day during the Monitoring Period.
Monitoring Period:	The period from but excluding the Pricing Date to and including June 29, 2015
Pricing Date:	On or about March 27, 2015
Original Issue Date (Settlement Date):	On or about April 1, 2015
Ending Averaging Dates†:	June 27, 2016, June 28, 2016, June 29, 2016, June 30, 2016 and July 1, 2016
Maturity Date†:	July 7, 2016
CUSIP:	48125UKX9
Other Key Terms:	See “Additional Key Terms” in this term sheet
†
Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  In no event will these selling commissions exceed $11.60 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $981.60 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $971.60 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
March 23, 2015

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

•	Prospectus supplement and prospectus, each dated November 7, 2014:
http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates

JPMorgan Structured Investments — Capped Knock-In Return Enhanced Notes Linked to the JPX-Nikkei Index 400	TS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 14,300.  If the Ending Index Level is greater than the Initial Index Level, and a Knock-In Event has not occurred, the Upside Leverage Factor will be 2 and the Maximum Return will be 15.40%.  If the Ending Index Level is greater than the Initial Index Level, and a Knock-In Event has occurred, the Upside Leverage Factor will be 3 and the Maximum Return will be 23.10%.  Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
		Knock-In Event Has Not Occurred (1)	Knock-In Event Has Occurred (1)
25,740.00	80.00%	15.40%	23.10%
23,595.00	65.00%	15.40%	23.10%
21,450.00	50.00%	15.40%	23.10%
20,020.00	40.00%	15.40%	23.10%
18,590.00	30.00%	15.40%	23.10%
17,160.00	20.00%	15.40%	23.10%
15,730.00	10.00%	15.40%	23.10%
15,401.10	7.70%	15.40%	23.10%
15,015.00	5.00%	10.00%	15.00%
14,657.50	2.50%	5.00%	7.50%
14,443.00	1.00%	2.00%	3.00%
14,300.00	0.00%	0.00%	0.00%
13,585.00	-5.00%	-5.00%	-5.00%
12,870.00	-10.00%	-10.00%	-10.00%
11,440.00	-20.00%	-20.00%	-20.00%
10,010.00	-30.00%	-30.00%	-30.00%
8,580.00	-40.00%	-40.00%	-40.00%
7,150.00	-50.00%	-50.00%	-50.00%
5,720.00	-60.00%	-60.00%	-60.00%
4,290.00	-70.00%	-70.00%	-70.00%
2,860.00	-80.00%	-80.00%	-80.00%
1,430.00	-90.00%	-90.00%	-90.00%
0.00	-100.00%	-100.00%	-100.00%
(1) A Knock-In Event occurs if the closing level of the Index is equal to or less than 95% of the Initial Index Level on any day during the Monitoring Period.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.
Example 1: A Knock-In Event has not occurred, and the closing level of the Index increases from the Initial Index Level of 14,300 to an Ending Index Level of 14,657.50.  Because a Knock-In Event has not occurred, the Upside Leverage Factor is 2 and the Maximum Return is 15.40%.  Because the Ending Index Level of 14,657.50 is greater than the Initial Index Level of 14,300 and the Index Return of 2.50% multiplied by 2 does not exceed the Maximum Return of 15.40%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:
$1,000 + ($1,000 × 2.50% × 2) = $1,050

Example 2: A Knock-In Event has occurred, and the closing level of the Index increases from the Initial Index Level of 14,300 to an Ending Index Level of 14,657.50. Because a Knock-In Event has occurred, the Upside Leverage Factor is 3 and the Maximum Return is 23.10%.  Because the Ending Index Level of 14,657.50 is greater than the Initial Index Level of 14,300 and the Index Return of 2.50% multiplied by 3 does not exceed the Maximum Return of 23.10%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

JPMorgan Structured Investments — Capped Knock-In Return Enhanced Notes Linked to the JPX-Nikkei Index 400	TS-2

$1,000 + ($1,000 × 2.50% × 3) = $1,075
Example 3: A Knock-In Event has not occurred, and the closing level of the Index increases from the Initial Index Level of 14,300 to an Ending Index Level of 17,160.  Because a Knock-In Event has not occurred, the Upside Leverage Factor is 2 and the Maximum Return is 15.40%.  Because the Ending Index Level of 17,160 is greater than the Initial Index Level of 14,300 and the Index Return of 20% multiplied by 2 exceeds the Maximum Return of 15.40%, the investor receives a payment at maturity of $1,154.00 per $1,000 principal amount note.
Example 4: A Knock-In Event has occurred, and the closing level of the Index increases from the Initial Index Level of 14,300 to an Ending Index Level of 17,160.  Because a Knock-In Event has occurred, the Upside Leverage Factor is 3 and the Maximum Return is 23.10%.  Because the Ending Index Level of 17,160 is greater than the Initial Index Level of 14,300 and the Index Return of 20% multiplied by 3 exceeds the Maximum Return of 23.10%, the investor receives a payment at maturity of $1,231.00 per $1,000 principal amount note.
Example 5: The closing level of the Index decreases from the Initial Index Level of 14,300 to an Ending Index Level of 8,580.  Regardless of whether a Knock-In Event has occurred, because the Ending Index Level of 8,580 is less than the Initial Index Level of 14,300 and the Index Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Capped Knock-In Return Enhanced Notes Linked to the JPX-Nikkei Index 400	TS-3

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL BASED ON WHETHER A KNOCK-IN EVENT HAS OCCURRED — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by either 2 or 3, up to the applicable Maximum Return.  If the Ending Index Level is greater than the Initial Index Level and a Knock-In Event has not occurred, the Upside Leverage Factor will be 2 and the Maximum Return will be 15.40%.  Accordingly, under these circumstances, the maximum payment at maturity will be $1,154.00 per $1,000 principal amount note.  If the Ending Index Level is greater than the Initial Index Level and a Knock-In Event has occurred, the Upside Leverage Factor will be 3 and the Maximum Return will be 23.10%.  Accordingly, under these circumstances, the maximum payment at maturity will be $1,231.00 per $1,000 principal amount note.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO THE JPX-NIKKEI INDEX 400 — The return on the notes is linked to the performance of the JPX-Nikkei Index 400.  The JPX-Nikkei Index 400 is an index composed of 400 Japanese common stocks listed on the Tokyo Stock Exchange’s First Section, Second Section, Mothers (Market Of The High-growth and EmeRging Stocks) or JASDAQ market.  Constituents are selected based on market capitalization, trading value, return on equity and other factors.  For additional information about the Index, see the information set forth in Appendix A of this term sheet.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4a-I. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Withholding under legislation commonly referred to as “FATCA” may apply to amounts treated as interest paid with respect to the notes, if they are recharacterized as debt instruments. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities included in the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed to a loss if the Ending Index Level is less than the Initial Index Level.  For every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes.  Accordingly, you may lose some or all of your principal amount at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE APPLICABLE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return, which will be 15.40% (if a Knock-In Event has not occurred and therefore the Upside Leverage Factor is 2) or

JPMorgan Structured Investments — Capped Knock-In Return Enhanced Notes Linked to the JPX-Nikkei Index 400	TS-4

23.10% (if a Knock-In Event has occurred and therefore the Upside Leverage Factor is 3), regardless of the appreciation in the level of the Index, which may be significant. Therefore, any increase in the Ending Index Level over the Initial Index Level by more than 7.70% will not increase the return on the notes, regardless of whether a Knock-In Event has occurred. We cannot predict whether a Knock-In Event will occur and therefore whether the higher Upside Leverage Factor and the higher Maximum Return will apply at maturity.

•
THE UPSIDE LEVERAGE FACTOR AND THE MAXIMUM RETURN WILL NOT BE DETERMINED UNTIL THE END OF THE APPROXIMATELY THREE-MONTH MONITORING PERIOD — Because the Upside Leverage Factor and the Maximum Return will be determined based on whether the closing level of the Index has declined by 5% or more from the Initial Index Level during the Monitoring Period, the Upside Leverage Factor and the Maximum Return will not be determined until the end of the Monitoring Period.  Accordingly, you will not know the Upside Leverage Factor and the Maximum Return for a significant period of time after the Pricing Date.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
YOU WILL NOT BENEFIT FROM THE OCCURRENCE OF A KNOCK-IN EVENT UNLESS THE ENDING INDEX LEVEL IS GREATER THAN THE INITIAL INDEX LEVEL — A Knock-In Event occurs, and the higher Upside Leverage Factor and Maximum Return are activated, only if the closing level of the Index is equal to or less than 95% of the Initial Index Level on any day during the Monitoring Period.  However, the higher Upside Leverage Factor and Maximum Return will increase your payment at maturity only if the Ending Index Level is greater than the Initial Index Level.  Accordingly, you will benefit from a Knock-In Event only if the closing level of the Index falls from the Initial Index Level by 5% or more during the Monitoring Period and then the closing level increases sufficiently for the Ending Index Level (which is the arithmetic average of the closing levels of the Index on the Ending Averaging Dates) to be greater than the Initial Index Level.  Even if a Knock-In Event has occurred, if the closing level of the Index fails to recover sufficiently to lift the Ending Index Level above the Initial Index Level, you will lose some or all of your principal amount at maturity.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.

•
JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

•
JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

•
JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher

JPMorgan Structured Investments — Capped Knock-In Return Enhanced Notes Linked to the JPX-Nikkei Index 400	TS-5

issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•
THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•
SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.
•
SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	whether a Knock-In Event has occurred or is expected to occur;
•	the dividend rates on the equity securities included in the Index;
•	interest and yield rates in the market generally;
•
the exchange rates and the volatility of the exchange rates between the U.S. dollar and each of the currencies in which the equity securities included in the Index trade and the correlation among those rates and the levels of the Index; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•
THE INDEX HAS A LIMITED OPERATING HISTORY — The Index was created on January 6, 2014 and therefore has limited historical performance.  Past performance should not be considered indicative of future performance.  Because the Index’s past historical performance is limited, your investment in the notes may involve a greater risk than investing in securities linked to one or more indices with an established record of performance.  A longer history of actual performance may be helpful in providing more reliable information on which to assess the validity of the methodology that the Index uses to select its components, as described in Appendix A.

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NON-U.S. SECURITIES RISK — The equity securities included in the Index have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of these non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

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NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies

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appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in any payment on the notes.
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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.  In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this term sheet.  Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.

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Historical Information Regarding the Index

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 10, 2014 through March 20, 2015.  The closing level of the Index on March 20, 2015 was 14,356.35.  We obtained the closing levels below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date, any Ending Averaging Date, or any day during the Monitoring Period.  We cannot give you assurance that the performance of the Index will result in the notes being subject to the higher Upside Leverage Factor of 3 and the higher Maximum Return of 23.10% at maturity or the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and Appendix A in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

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APPENDIX A

The JPX-Nikkei Index 400

We have derived all information contained in this term sheet regarding the JPX-Nikkei Index 400, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, the Japan Exchange Group, Inc. (“JPX”), the Tokyo Stock Exchange (“TSE”) (collectively, the “JPX group”) and Nikkei Inc. (“Nikkei,” and together with the JPX group, the “Index Sponsor”).  The JPX-Nikkei Index 400 was developed by the Index Sponsor and is calculated, maintained and published by the Index Sponsor.

The JPX-Nikkei Index 400 is reported by Bloomberg L.P. under the ticker symbol “JPNK400.”

Publication of the JPX-Nikkei Index 400 began on January 6, 2014, based on an initial Index value of 10,000 on August 30, 2013.  The JPX-Nikkei Index 400 index value is computed and published daily at market close via TSE’s Market Information System and is reported to securities companies across Japan and available worldwide through computerized information networks.

The JPX-Nikkei Index 400 is composed of 400 Japanese common stocks listed on the TSE First Section, Second Section, Mothers (Market Of The High-growth and EmeRging Stocks) or JASDAQ market.  As of August 29, 2014, 388 constituents were listed on the First Section, one was listed on the Second Section, one was listed on Mothers and 10 were listed on the JASDAQ market.  Constituents are selected based on market capitalization, trading value, return on equity and other factors.

The Index components are reviewed annually based on the selection criteria applied as of the final business day of June (the base selection date).  The calculation of the Index using the new constituents will begin from the final business day of August following the annual review.  The selection process and criteria are as follows:

(1)  1,000 stocks are selected based on their trading value over the past three years and the market value on the base selection date.  Stocks are excluded from selection if they fall under any of the following criteria:

•	listed for less than three years;
•	the company’s liabilities are in excess of its assets during any of the past three fiscal years;
•	the company has an operating loss in each of the past three fiscal years;
•	the company has a net loss in each of the past three fiscal years;
•	the company’s financials have disclosed doubt regarding its ability to continue as a going concern;
•	disclosure of insufficient financials controls;
•	the stock has been designated as a security to be delisted or security on alert; or
•	certain listing violations have occurred over the past year.

(2)  Each stock is scored by (a) three-year average return on equity (weighted 40%), (b) three-year cumulative operating profit (weighted 40%) and (c) market capitalization on the selection base date (weighted 20%), determined as follows:

(3)  400 stocks are selected by the final ranking with the scores calculated above in (2) and qualitative factors from the perspectives of corporate governance and disclosure.  These factors are applied as of the selection base date and include the appointment of at least two independent outside directors, releasing the most recent earnings report according to international financial reporting standards and the release of English language earnings information via TDnet. The final score for each stock equals the sum of the score calculated above in (2) plus the score from the qualitative factors.  Stocks are ranked from highest to lowest based on their final scores, with the exception that stocks with negative three-year average return on equity and whose most recent return on equity are negative or that have negative three-year cumulative operating profit are moved to the bottom of the ranking.  In the event of a tie in final scores, the stock with the higher market capitalization is ranked higher.  The top 400 stocks based on their rankings are selected for inclusion in the JPX-Nikkei Index 400.

The JPX-Nikkei Index 400 is calculated using free-float adjusted market value weighting and is denominated in points (as a decimal figure) rounded to the second decimal place.  The JPX-Nikkei Index 400 Index is calculated by dividing the current free-float adjusted market value (the “Current Market Value”) by the market value on the base date (the “Base Market Value”).  The market value is the sum of the number of shares of each constituent multiplied by that constituent’s stock price.

The calculation of the JPX-Nikkei Index 400 Index can be represented by the following formula:

Index	=	Current Market Value	x	Base Point
Base Market Value

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The number of shares of each constituent is determined by multiplying the total number of listed shares by the free-float weight ratio following cap-adjustment.  The weight of each constituent is capped at 1.5%, and if any constituent exceeds that weight, it is adjusted downwards at the time of the annual review.  The free-float weight is determined by excluding the estimated number of listed shares that are deemed not to be available for trading in the market, using publicly available documents.  Among the shares that are treated as non-free-float shares are, among others, shares held by specified types of major shareholders and shares held by board members and other representatives.  The free-float weights are reviewed annually for each index constituent, with the announcement and effective date for each index constituent occurring on a quarterly basis, depending upon the relevant company’s earnings release schedule.  In addition to this annual review, the Index Sponsor may also adjust a company’s free-float weight to reflect extraordinary events.

In order to maintain continuity, the Base Market Value is adjusted from time to time as a result of an increase or decrease in constituent issues, capital raising or similar events other than market fluctuations.  Such events include, but are not limited to: new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants or mergers, acquisitions, consolidations, company splits or other similar changes in corporate structure.  Adjustments to the JPX-Nikkei Index 400 to reflect dividends are made in two stages: (1) adjustment using estimated dividends and (2) minor adjustments made to reflect differences between estimated dividends and the dividend amount announced in the earnings report.  The estimated dividend amount is derived from announcements in timely disclosure documents or by using the dividend amount for the previous period if the dividend for the current period is not fixed.

The formula for the adjustment is as follows:

New Base Market Value	=	Old Base Market Value × (Previous Business Day Market Value ± Adjustment Amount)
Previous Business Day Market Value

Where Adjustment Amount = Increase (decrease) in the number of shares used for the Index calculation × stock price used for adjustment

License Agreement with the Index Sponsor

We intend to enter into a non-exclusive license agreement with the Index Sponsor which would provide for the license to J.P. Morgan Securities LLC and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the JPX-Nikkei Index 400, which is owned and published by the Index Sponsor, in connection with the notes.

The JPX-Nikkei Index 400 trademarks are subject to the intellectual property rights owned by the Index Sponsor and the Index Sponsor owns all rights relating to the JPX-Nikkei Index 400, such as calculation, publication and use of the JPX-Nikkei Index 400 and relating to the JPX-Nikkei Index 400 trademarks.

The Index Sponsor shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the JPX-Nikkei Index 400 or to change the JPX-Nikkei Index 400 trademarks or cease the use thereof.

The Index Sponsor makes no warranty or representation whatsoever, either as to the results stemming from the use of the JPX-Nikkei Index 400 and the JPX-Nikkei Index 400 trademarks or as to the figure at which the JPX-Nikkei Index 400 stands on any particular day.

The Index Sponsor gives no assurance regarding accuracy or completeness of the JPX-Nikkei Index 400 and data contained therein.  Further, the JPX-Nikkei Index 400 shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the JPX-Nikkei Index 400.

The notes are in no way sponsored, endorsed or promoted by the Index Sponsor.

The Index Sponsor shall not bear any obligation to give an explanation of the notes or any advice on investments to any purchaser of the notes or to the public.

The Index Sponsor neither selects specific stocks or groups thereof nor takes into account any needs of the issuer or any purchaser of the notes, for calculation of the JPX-Nikkei Index 400.

Including but not limited to the foregoing, the Index Sponsor shall not be responsible for any damage resulting from the issue and sale of the notes.

“JPX-Nikkei Index 400” is a trademark of the Index Sponsor.  The notes have not been and will not be passed on by the Index Sponsor as to their legality or suitability.  The notes will not be issued, endorsed, sold or promoted by the Index Sponsor.  THE INDEX SPONSOR MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

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The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization.  Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day.  Therefore, the closing level of the JPX-Nikkei Index 400 on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances.  In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling.  These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day.  In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock.  Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock.  As a result, changes in the JPX-Nikkei Index 400 may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the JPX-Nikkei Index 400, and these limitations, in turn, may adversely affect the value of the notes.

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